LINUX GOLD CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

A M E N D E D N E W S R E L E A S E
Linux Gold Corp.
(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. ACQUIRES OPTION ON
GOLD/SILVER PROPERTY NEAR FAIRBANKS,
ALASKA FOR US$10.3 MILLION

For Immediate Release: October 18, 2007, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) announced today that the Company has acquired an option to purchase a 100% interest in 26 mining claims, close to the historic Ester Dome mining camp near Fairbanks, Alaska for US$10.3 million, to be paid in cash and shares, in stages, over a two-year period. The owner of the 26 claims considers the land was and is the primary source for the majority of Placer Gold that has been mined from Ester Creek and its drainage over many years.

It was announced on September 9, 2007, a major gold/silver discovery was located on the claims, with a potential strike length of 6,500’, width of 100’ and minimum depth of 100’ of high grade gold and silver values based on the sampling and trenching program completed this year. The area has been re-sampled and results are pending.

Drilling is planned on the mineralized zone this year, to confirm gold and silver values on the property.

ABOUT LINUX GOLD CORP:

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain Property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact: John Robertson
Tel. 800-665-4616

Forward-Looking Statements

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.